

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-288562
July 8, 2025

Nasdaq: BCTX, BCTXZ

BriaCell

INVESTOR PRESENTATION
Summer 2025

Developing Novel Therapeutics to Destroy Cancer

Disclaimer & Forward Looking Statements

Disclaimer

This presentation has been prepared by BriaCell Therapeutics Corp. ("BriaCell" or the "Company") solely for information purposes. This presentation is not intended to provide the basis of any credit or other evaluation, does not constitute an offer or invitation to sell or issue, or solicitation of an offer to purchase or subscribe for, any securities, nor shall part, or all, of this presentation form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities of the Company. Under no circumstances is this presentation to be construed as a prospectus or offering memorandum or advertisement or offering document or a public offering of the securities of the Company in the United States, Canada, or any other jurisdiction. The Company has not authorized anyone to provide additional or different information regarding the Company or its securities.

This presentation does not contain all of the information that would normally appear in a prospectus under applicable securities laws. The viewing of this presentation will not imply that the information contained herein is correct as of any time subsequent to the date set forth on the cover page hereof or the date at which such information is expressed to be stated, as applicable, and, except as may be required by applicable law.

This presentation contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third-party sources referred to in this presentation and, accordingly, the accuracy and completeness of such data is not guaranteed. The Company does not assume any responsibility for the accuracy or completeness of this information or for any failure by any such other persons to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

Forward Looking Statements

The Company makes certain filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"), all of which are available under our profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For a more complete discussion of the risk factors affecting our business, please refer to these filings.

Our public communications, including this presentation, SEDAR+ and SEC filings may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties. These forward-looking statements often, but not always, may be identified by the use of words such as "believes," "estimates," "anticipates," "targets," "expects," "plans," "projects," "intends," "predicts," "may," "could," "might," "will," "should," "approximately," "potential" or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

These forward-looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our reliance on third parties to carry out a large portion of our business; the possibility that pre-clinical and initial clinical trials will not necessarily be predictive of future results; our ability to obtain additional capital to continue our operations; our reliance on key personnel; our success in completing the development of our products, commercializing our products or generating significant revenues; our ability to successfully develop, maintain and protect our proprietary products and technologies; and potential difficulties recruiting or retaining patients in our ongoing and planned clinical trials. These statements are also subject to other risks and uncertainties as further detailed in the Company's most recently filed periodic report, and subsequent periodic reports filed by the Company, under the Securities Exchange Act of 1934, as amended, any of which could cause actual results to differ materially from those contained in or implied by the forward-looking statements in this presentation.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation.

To the extent any forward-looking statements in this presentation constitutes "future-oriented financial information" or "financial outlooks" within the meaning of applicable Canadian securities laws, such information is being provided to assist readers in understanding management's current expectations and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out herein. The Company's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Company's revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. The Company does not undertake any obligation to update any forward-looking statements contained in this presentation unless required by applicable law.

Free Writing Prospectus

BriaCell

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

OFFERING SUMMARY

Issuer:	BriaCell Therapeutics Corp.
Listing:	Nasdaq: BCTX, BCTXZ ($5.25 exercise price, 4/28/2030 expiration)
Expected Offering Size:	$20,000,000
Securities Offered:	One Common Share & One BCTXZ Warrant to purchase One Common Share (or for purchasers who would otherwise beneficially own more than 4.99% (or 9.99%) of the outstanding shares, one pre-funded warrant and one BCTXZ warrant in lieu thereof)
Use of Proceeds:	Working capital, general corporate purposes, and the advancement of business objectives
Sole Placement Agent:	ThinkEquity

BriaCell: Novel Immunotherapies to Fight Cancer

- Clinical stage immuno-oncology company developing an entirely new class of targeted immunotherapies to transform cancer care

- **Lead drug candidate Bria-IMT™**
  - Pivotal Phase 3 study underway in metastatic breast cancer **(over 40K US deaths/year)**
  - Phase 2 study demonstrated 2-fold increase in survival vs comparable patients in the literature
    - Unprecedented clinical benefit in checkpoint inhibitor (CPI) and antibody-drug conjugate (ADC) resistant patients
    - Remarkable clinical efficacy in patients with central nervous system (CNS) metastases
  - Awarded Fast Track designation by FDA
  - Single agent and combination check point inhibitor (+ CPI) activity

- **Bria-OTS™ & Bria-OTS+™: Next generation, cell-based cancer immunotherapy platform**
  - Ongoing Phase 1/2a study in breast cancer
    - Bucket trial with other cancer indications to be added
    - Next generation Prostate cancer candidate scheduled to enter clinic 2025
  - National Cancer Institute SBIR award
  - **Bria-OTS+ more potent version of Bria-OTS**

Bria-IMT: Lead Candidate

- Bria-IMT - a cell based, patented, targeted immunotherapy
- Derived from a well characterized breast cancer cell line
- Expresses tumor antigens and GM-CSF to activate cancer fighting CD4+ and CD8+ T cells
- Stimulates the immune system to enhance targeted killing of cancer cells
- Off-the-shelf approach easy to distribute and administer



Bria-IMT
Antigens
GM-CSF
CD8+
CD4+
Tumor Destruction

Bria-IMT Monotherapy Phase 2 Clinical Data

Evaluable Patients	HLA Match	Disease Control (CR, PR, and SD)	Disease Control in Immune Responders (DTH)
N=5	≥ 2	80% (4/5)	100% (4/4)
N=15	≥ 1	47% (7/15)	58% (7/13)
N=18	Any	50% (9/18)	60% (9/15)

- 27 total heavily pre-treated (median 5 prior regimens) metastatic breast cancer patients treated with Bria-IMT monotherapy regimen, 18 evaluable
- Presence of HLA-type matching correlates with response to Bria-IMT
- Immune response measured by delayed-type hypersensitivity (DTH) to Bria-IMT correlates with disease control
- Tolerability excellent with no dose-limiting toxicities
- Clinical benefit demonstrated: 1 PR and 8 SD in 15 evaluable immune responders

Data on file
CR = Complete Response, PR = Partial Response and SD = Stable Disease
DTH = Delayed-type Hypersensitivity

Bria-IMT Combination with CPIs

How Do CPIs Work?

- PD-L1 expression protects cancer cells from tumor antigen driven T-cell attack
- PD-1 and PD-L1 inhibitors, also known as CPIs, neutralize this immune suppression

Why combine Bria-IMT with CPIs?

- >90% of patients express PD-L1 in our studies
- Potential synergy between Bria-IMT activated immune system and CPI's unblocking of immune system
- BriaCell's hypothesis: Combining CPIs with Bria-IMT providing powerful synergistic anti-tumor activity


PD-L1 binds to PD-1 and inhibits T cell killing of tumor cell
Tumor cell
PD-L1
Antigen
T cell receptor
PD-1
T cell
Blocking PD-L1 or PD-1 allows T cell killing of tumor cell
Tumor cell death
PD-L1
Anti-PD-L1
Anti-PD-1
PD-1
T cell

Bria-IMT + CPI Phase 2 Study

- Total of 54 patients enrolled
  - 11 treated in combination with pembrolizumab
  - 44 treated in combination with retifanlimab
    - one cross-over
- Median 6 prior regimens
- Evaluated 2 formulations:
  - Bria-IMT treated with IFNγ, n = 17
  - Bria-IMT not treated with IFNγ, n = 37
- Progression-free survival (PFS) 3.9 months vs 2.6 months favored no IFNγ ($p<0.05$)
- PFS of similar patients in the literature is 1.6-2.5 months[1]
- Bria-IMT without IFNγ selected as formulation for Phase 3



Phase 3 Formulation (n=37)
Median PFS 3.9 months
Formulation with IFNγ (n=17)
Median PFS 2.6 months
PFS (%)
100
50
0
0
3
6
9
12
Months

Data presented at ASCO 2024 see Calfa et al. Journal of Clinical Oncology 42, 6_suppl
https://doi.org/10.1200/JCO.2024.42.16_suppl.1022

[1] Cortes J, et al. Annals of Oncology 2018; Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17; O'Shaughnessy J et al. Breast Cancer Res Treat. 2022; Tripathy D, et al. JAMA Oncol. 2022; Bardia A, et al. J Clin Oncol. 2024 May 20;42(15):1738-1744

Bria-IMT + CPI Overall Survival for Phase 3 Formulation

- 37 patients treated with Phase 3 formulation
  - 12 patients pre 2022
  - 25 patients post 2022
- Median 6 lines of prior therapies (range 2-13)
- Overall survival (OS) 13.4 months (pre and post 2022)
- Overall survival (OS) 16.5 months post 2022
- Overall survival (OS) 16.5 months in the randomized phase 2 population
- OS compares favorably to 5.9-9.8 months[1] reported in comparable metastatic breast cancer patients
- No dose limiting toxicities to date


Survival of Phase 3 Formulation Cohort by Time Period
Median Overall Survival
All Patients
13.4 months
Phase 2 Population
16.5 months
Post 2022
16.5 months
Probability of Survival
100
50
0
0
10
20
30
OS (m)

[1] Cortes J, et al. Annals of Oncology 2018; Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17; O'Shaughnessy J et al. Breast Cancer Res Treat. 2022; Tripathy D, et al. JAMA Oncol. 2022; Bardia A, et al. J Clin Oncol. 2024 May 20;42(15):1738-1744

Update of data presented at the 2024 San Antonio Breast Cancer Symposium
ClinicalTrials.gov ID NCT03328026

Bria-IMT + CPI Phase 2 Overall Survival vs Trodelvy

- 37 patients treated with Phase 3 formulation
  - ➢ 25 patients hormone receptor (HR) positive
- Overall survival (OS) 17.3 months for HR+ Patients

➢ Compares well to Trodelvy pivotal registration study
  - ➢ 14.4 months for Trodelvy
  - ➢ 11.3 months for single agent chemotherapy

Overall survival of Bria-IMT vs TROPiCS-02[2]



Overall Survival Probability (%)
100
90
80
70
60
50
40
30
20
10
0
0
3
6
9
12
15
18
21
24
27
30
33
36
Time (months)
Bria-IMT HR+/HER2- Ph 3 Formulation
TROPiCS-02 Trodelvy Arm
TROPiCS-02 Chemotherapy Control Arm

[2]Rugo, H. S., et al. The Lancet, 402(10411), 1423–1433.

ClinicalTrials.gov ID NCT03328026

https://www.gilead.com/-/media/files/pdfs/medicines/oncology/trodelvy/trodelvy_pi.pdf

Bria-IMT + CPI Phase 2 Overall Survival vs Trodelvy

- 37 patients treated with Phase 3 formulation
  - 10 patients with triple-negative breast cancer (TNBC)
- Overall survival (OS) 11.4 months for TNBC
- Compares favorably to Trodelvy pivotal registration study
  - 11.8 months for Trodelvy
  - 6.9 months for single agent chemotherapy

Overall survival of Bria-IMT vs ASCENT[1]



Overall Survival Probability (%)
100
90
80
70
60
50
40
30
20
10
0
0
3
6
9
12
15
18
21
24
27
30
33
Time (months)
Bria-IMT TNBC Ph 3 Formulation
ASCENT Trodelvy Arm
ASCENT TPC Control Arm

[1]Bardia, A., et al Journal of Clinical Oncology, 42(15), 1738–1744

ClinicalTrials.gov ID NCT03328026

https://www.gilead.com/-/media/files/pdfs/medicines/oncology/trodelvy/trodelvy_pi.pdf

Comparison to Other Similar Patients

- ~4 months median progression-free survival (PFS) twice that seen in comparable patients treated with best available therapy, including antibody-drug conjugate (ADC) resistant patients[1,2,3]
- Clinical benefit seen in **55%** of evaluable patients in **all subtypes** of breast cancer
  - ➢ Compared with **7-10%** in comparable patients treated with best available therapy (the comparator for Phase 3)

Study	Progression-Free Survival (months)	Objective Response Rate (%)	Clinical Benefit Rate (%)
BriaCell's Phase 2 patients who received pivotal Phase 3 study formulation (Bria-IMT regimen)	**3.9**	**9.5***	**55***
BriaCell's ADC Resistant Phase 2 patients who received pivotal Phase 3 study formulation (Bria-IMT regimen)	**4.1**	**12****	**53****
Bardia, A. et. al. [1]	1.7	4	8
Tripathy D. et. al. [2]	1.9	3	10
O'Shaughnessy J. et. al. non-TNBC [3]	2.3	4	7
O'Shaughnessy J. et. al. TNBC [3]	1.6	5	10

*Data is for evaluable patients, n=42 with 12 not evaluable.
** Data is for evaluable patients, n = 17 with 6 not evaluable.

References: Data is shown for the intent to treat population for the control group treated with treatment of physician's choice, which is the comparator in the BriaCell phase 3 study
1. Bardia A, et al. Final Results From the Randomized Phase III ASCENT Clinical Trial in Metastatic Triple-Negative Breast Cancer and Association of Outcomes by Human Epidermal Growth Factor Receptor 2 and Trophoblast Cell Surface Antigen 2 Expression. J Clin Oncol. 2024 May 20;42(15):1738-1744.
2. Tripathy D, Tolaney SM, Tagliaferri M. Etirinotecan Pegol Treatment for Patients With Metastatic Breast Cancer and Brain Metastases-Reply. JAMA Oncol. 2022 Nov 1;8(11):1700-1701. jamaoncol.2022.4346. PMID: 36136348. This paper describes patients with brain metastases.
3. O'Shaughnessy J, et al. Analysis of patients without and with an initial triple-negative breast cancer diagnosis in the 3 randomized ASCENT study of sacituzumab govitecan in metastatic triple-negative breast cancer. Breast Cancer Res Treat. 2022 Sep;195(2):127-139.

Robust Market Potential

Drug	Trial	Prior Lines	ORR (%)	PFS (months)	WW 2024 Sales* (Bil $)
Bria-IMT™	Ph 2	5.5	10	4.1	
KISQALI® (ribociclib)	Ph 1/2a (MBC previously Rx trastuzumab, pertuzumab, and trastuzumab emtansine)[1]	5	0	1.3	$ 3.0
KEYTRUDA® ** (pembrolizumab)	Ph 2 (MBC HER2 negative)[2]	1	0	1.9	$ 29.5
LYNPARZA® (Olaparib) + cediranib	Ph 1 (MBC triple negative)[3]	3	0	3.7	$ 3.7
IBRANCE® (palbociclib)	Ph 2a (MBC retinoblastoma+)[4]	2	0	3.7	$ 4.4
	Ph 2 (MBC HR+/HER2-)[5]	2		6	
PERJETA® (pertuzumab)	Ph 1 (MBC)[6]	2	0		$ 4.0
PERJETA® (pertuzumab) + docetaxel	Ph 1b (MBC)[7]	2	0		
PERJETA® (pertuzumab) + Herceptin	Ph 2 (MBC HER2+ progressed on trastuzamab)[8]	1-3	0	5	
TRODELVY® (sacituzumab govitecan-hziy)	Ph 1/2 MBC (TNBC; HR+ HER2-)[9]	3	0	5.5	$ 1.3
Verzenio® (abemaciclib)	Ph 1/2 (HR+/HER2– MBC progressed on endocrine Rx and prior chemo)[10]	4	0	6	$ 5.3
Verzenio® (abemaciclib)	Ph 1/2 (MBC HR+ Intracranial mets)[11]	1-12	5.2/0	4.4/2.7	
KADCYLA® (ado-trastuzumab emtansine)	Ph 1 (MBC HER2+ failed trastuzamab)[12]	4	21	~5.8	$ 2.2
	Ph 1 (MBC HER2+ failed HER2 directed Rx)[13]	5	26	4.6	
HERCEPTIN HYLECTA® (trastuzumab & hyaluronidase-oysk)	Ph 3 (HER2+ MBC)[14]		26	4.6	$ 1.5
ENHERTU® (HER2low) (fam-trastuzumab deruxtecan-nxki)	Ph 2 [15]	1	52		$ 3.8
ENHERTU® (HER2high) (fam-trastuzumab deruxtecan-nxki)	Ph 2 [15]	5	60		

$2-5 billion Bria-IMT opportunity#

*Worldwide sales figure is based on SEC filings
**Approved for multiple cancer indications
Independent market analysis

References:

1. https://pubmed.ncbi.nlm.nih.gov/31235441/
2. https://ascopubs.org/doi/10.1200/JCO.2023.41.16_suppl.1095
3. https://pubmed.ncbi.nlm.nih.gov/23810467/
4. https://pubmed.ncbi.nlm.nih.gov/25501126/
5. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8676999/
6. https://pubmed.ncbi.nlm.nih.gov/15699478/
7. https://pubmed.ncbi.nlm.nih.gov/18000498/
8. https://pubmed.ncbi.nlm.nih.gov/20124182/
9. https://www.nejm.org/doi/10.1056/NEJMoa1814213?url_ver=Z39.88-2003&rfr_id=ori:rid:crossref.org&rfr_dat=cr_pub%20%200pubmed
10. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5581697/
11. https://aacrjournals.org/clincancerres/article/26/20/5310/82934/
12. https://pubmed.ncbi.nlm.nih.gov/20421541/
13. https://pubmed.ncbi.nlm.nih.gov/21172893/
14. https://www.thelancet.com/journals/lanonc/article/PIIS1470-2045(12)70329-7/abstract
15. https://pubmed.ncbi.nlm.nih.gov/36780610/; https://medicalinformation.astrazeneca-us.com/home/prescribing-information/enhertu.html

Bria-IMT + CPI Remarkable CNS Responder Case #1

- Patient failed 13 prior regimens
- Baseline breast cancer metastases
  - Behind the left eye (orbit)
  - Outside lining of the brain (dura mater)
  - Adrenal gland
- 6 months of treatment
  - Orbital tumor completely resolved
  - The patient judged an overall partial responder


Baseline Scans
On Treatment Scans

Bria-IMT + CPI Remarkable CNS Responder Case #2

BriaCell



Orbital tumor with proptosis

- Patient failed 8 prior regimens including ADC Enhertu®
- Baseline tumor status
  - ➢ Extensive proptosis (eye bulging) & brain (temporal lobe) metastasis
- Marked tumor reduction at 11 months
  - ➢ Near complete proptosis resolution at 3 months with orbit (eye socket) tumor: 42 mm → 28 mm
  - ➢ Brain temporal lobe tumor: 22 mm → 0
  - ➢ Overall, 56% reduction (PR)
  - ➢ Improvement in eye pain and reduction in tumor markers
- On study for >17 months



Orbital tumor
Temporal lobe tumor

Pre-treatment | **3 Months** | **6 Months** | **11 Months**

Impressive CNS Response Rate in MBC Patients

BriaCell

- **71% (5/7) intracranial objective response rate** (iORR)
  - Positive results in both Bria-IMT monotherapy and CPI combination
- **iORR in comparable patients typically <20%[1,2]**
- Response across all subtypes of breast cancer
- Heavily pre-treated population includes 1 ADC resistant patient
- Planned CNS disease subgroup analysis in pivotal phase 3
- **Data highlight strong Bria-IMT potential in CNS metastases**

Intracranial Tumor Responses*



Monotherapy
+ Pembrolizumab
+Retifanlimab
Sum of Diameters
% Change from Baseline
50
0
-50
-100
Baseline
1st Scan
2nd Scan
3rd Scan
4th Scan
5th Scan
6th Scan
7th Scan
8th Scan

[1] Niwinska A, Pogoda K, Jagiello-Gruszfeld A, Duchnowska R. Intracranial Response Rate in Patients with Breast Cancer Brain Metastases after Systemic Therapy. Cancers (Basel). 2022 Feb 15;14(4):965. doi: 10.3390/cancers14040965. PMID: 35205723; PMCID: PMC8869862.

[2] Tripathy D, Tolaney SM, Seidman AD, Anders CK, Ibrahim N, Rugo HS, Twelves C, Diéras V, Müller V, Du Y, Currie SL, Hoch U, Tagliaferri M, Hannah AL, Cortés J; ATTAIN Investigators. Treatment With Etirinotecan Pegol for Patients With Metastatic Breast Cancer and Brain Metastases: Final Results From the Phase III ATTAIN Randomized Clinical Trial. JAMA Oncol. 2022 Jul 1;8(7):1047-1052. doi: 10.1001/jamaoncol.2022.0514. PMID: 35552364; PMCID: PMC9100460.

*Data in evaluable patients

Bria-IMT + CPI Pivotal Phase 3 Study

- Ongoing pivotal Phase 3 study in ***A***dvanced ***B***reast ***C***ancer (Bria-ABC) Interim data expected 1H2026
- ***Primary endpoint of overall survival***
    - Interim efficacy at 144 events expected 1H2026
    - 97.5% powered to detect a 40% reduction in mortality
- ***Positive interim results could support FULL approval of Bria-IMT + CPI***



MBC, Failed all approved regimens
Pivotal
Bria-IMT Regimen + CPI (n=177)
Bria-IMT Regimen + CPI
Treatment of Physician's Choice (n=177)
Treatment of Physicians Choice
Combination drug policy
Bria-IMT Regimen Alone (n=50)
Bria-IMT Regimen + CPI

Analyze at 144 events. If hazard ratio (HR) is ≤ 0.6, submit BLA. If > 0.6, continue to completion with HR target of 0.7

Bria-OTS Personalized & Off-The-Shelf

- BriaCell immunotherapy is most effective in human leukocyte antigen (HLA) type matched patients
- HLA typing identifies patient specific T cell presenting antigens necessary for immune response
- Bria-OTS expresses 15 HLA types in 4 cell lines, providing matched treatment to >99% of patients
- Simple saliva test delivers personalized Bria-OTS immunotherapy
- **Breast cancer Phase 1/2a study enrolling**
  - Bucket trial with other cancer indications to be added (prostate, melanoma and lung)
- Enhanced Bria-OTS+ to enter clinic 2025
  - Positive pre-IND meeting completed


Saliva Test
Cell-Types Identified
Bria-OTS™ Formulation Determined
Patient Treatment

Bria-OTS Metastatic Breast Cancer Phase 1/2a


Pre-Treatment
2 months
4 months

- Initial monotherapy dose escalation then dose expansion in combination with CPI
- Up to 18 patients including 9 patient dose expansion
- Results of first patient treated:
  - Complete resolution of lung lesion at two months
  - Stable disease elsewhere
  - History of multiple prior therapy failures

Development Timeline and Catalysts

Bria-IMT + CPI

1H 2025	2H 2025	1H 2026	2H 2026	1H 2027
Final P2 safety & efficacy data with presentations at scientific conferences, DSMB updates on pivotal P3 study	Complete pivotal P3 enrollment	**P3 interim analysis**	**Potential BLA submission**	**Potential marketing approval**

Bria-OTS/OTS+

1H 2025	2H 2025 – 1H 2026	2H 2026 – 1H 2027
P1/2a dose escalation in breast cancer	Ongoing data readouts from breast cancer study, Expand indications with enhanced OTS+ program (prostate, melanoma and lung)	Continuous basket study readouts, **Identify lead indication and initiate Bria-OTS+ pivotal registration study**

P2 = Phase 2, P3 = Phase 3, DSMB = Data Safety Monitoring Board, BLA = Biologics License Application: subject to interim analysis

Experienced Management

BriaCell



William V. Williams, MD, FACP
President & CEO, Director
- Incyte, GlaxoSmithKline
- University of Pennsylvania



Giuseppe Del Priore, MD, MPH
Chief Medical Officer
- Cancer Treatment Centers of America
- NYU School of Medicine, New York Presbyterian



Gadi Levin, CA, MBA
CFO & Corporate Secretary
- Arthur Andersen
- University of Cape Town, Bar Ilan University



Miguel A. Lopez-Lago, PhD
Chief Scientific Officer
- Memorial Sloan-Kettering Cancer Center
- Stony Brook University, New York

Jakafi® ruxolitinib (tablets)

olumiant® (Baricitinib) Tabletten

ONE TABLET • ONCE A DAY Viread™ (tenofovir disoproxil fumarate)

Clinical Strategy Team involved in 20 previous drug or device approvals

Board of Directors



Jamieson Bondarenko, CFA, CMT
Chairman of the Board

- Eight Capital, Dundee Securities, Wellington West Capital Markets and HSBC Securities



William V. Williams, MD, FACP
President & CEO, Director

- Incyte, GlaxoSmithKline



Vaughn Embro-Pantalony, MBA, FCPA, FCMA, CDir, ACC
Director

- Teva Novopharm Limited, Bayer Healthcare,
- Zeneca Pharma Inc.



Jane Gross, PhD
Director

- aTyr Pharma Inc., ZymoGenetics Inc. (acq. by Bristol Myers Squibb)



Martin Schmieg, CPA
Director

- Clear Intradermal Technologies, Inc., Sirna Therapeutics, Inc., Advanced Bionics Corporation



Rebecca A. Taub, MD
Director

- Madrigal Pharmaceuticals, Hoffmann-La Roche Company, Bristol-Myers Squibb;

Pre-Offering Cap Table & Balance Sheet Summary

BriaCell

Pre-Offering Cap Table	
Shares Outstanding:	6.8M*
Options (US$89.28 WAEP):	132k
Warrants (US$16.79 WAEP):	4.8M

Balance Sheet Summary	As of 4/30/2025	As Adjusted**
Cash and cash equivalents	$12,460,253	$30,497,113
Total assets	$17,001,798	$35,038,558
Total liabilities	$5,060,645	$5,060,645
Total shareholders' equity	$11,941,153	$29,977,913

* Includes ~62k RSUs

**The as adjusted balance sheet data gives effect to the assumed net proceeds from this Offering, assuming no Pre-Funded Warrants are issued in the Offering.

Investment Highlights

BriaCell

- **Bria-IMT™ + CPI**: Pivotal phase 3 study underway in metastatic breast cancer. Positive results could result in FULL approval of Bria-IMT™ + CPI.
  - Up to 2-fold increase in survival compared to comparable patients in the literature.
- **Bria-OTS/OTS+™**: Ongoing phase 1/2a study for Bria-BRES™. Bucket trial with other cancer indications to be added.
  - Enhanced version (Bria-OTS+™) scheduled to enter the clinic 2H 2025 starting with prostate cancer.
- **Proven Management Team:** Clinical strategy team involved in 19 previous drug approvals.



BriaCell

Developing Novel Therapeutics to Destroy Cancer

Thank-you!